June 9, 2017
BY EDGAR
Mr. Hugh West
Accounting Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4546
Re: Och-Ziff Capital Management Group LLC
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed March 1, 2017
Form 8-K
Filed May 2, 2017
File No. 001-33805
Dear Mr. West:
On behalf of Och-Ziff Capital Management Group LLC (the “Company”), this letter responds to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated June 1, 2017, relating to the Company’s Form 10-K and Form 8-K filings noted above. For convenience, each Staff comment contained in the letter is followed by the Company’s response to that comment.
Form 10-K for the Fiscal Year Ended December 31, 2016
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Revolving Credit Facility, page 94

1.
We note that your revolving credit facility includes two financial maintenance covenants, one of which relates to your maintenance of an economic income leverage ratio. Given that you reported an economic income (loss) of $(211.6) million for 2016 on page 62, please tell us whether this loss caused you to be noncompliant with this financial covenant at December 31, 2016. In your future filings, revise to clearly disclose whether you were or were not in compliance with all financial covenants. To the extent that you were not in compliance, revise to disclose the actions taken to cure an event of default resulting from the noncompliance.

The Company was in compliance with all covenants, including the economic income leverage ratio covenant, (as defined in the credit agreement) as of December 31, 2016 and March 31, 2017. The Company undertakes to disclose its compliance with financial covenants on a going-forward basis.
Form 8-K Filed May 2, 2017
Exhibit 99.2

2.
We note your presentation of distributable earnings per Adjusted Class A Share. Please tell us whether you consider this to be a liquidity measure and why you believe presenting it on a per share basis complies with Question 102.05 of the updated Non-GAAP Financial Measures Compliance and Disclosure Interpretations issued on May 17, 2016.

The Company uses distributable earnings and distributable earnings per share to evaluate its period-over-period operating performance. Distributable earnings provides management supplementary information on the results of the operations of the Company by removing certain non-cash revenues, gains, expenses and losses, as well as certain

Och-Ziff Capital Management Group LLC
June 9, 2017

cash activities that management does not consider indicative of core profitability when evaluating the operating performance of the Company.
The Company observes that distributable earnings does not approximate the operating cash flows of the Company as presented in the Company’s consolidated statements of cash flows, a liquidity measure, either for the quarter or the full year. Specifically, in the 1st quarter of 2017, Distributable Earnings were approximately $35.7 million, while operating cash flows were ($7.7 million), and, for the full year 2016, Distributable Earnings were ($121.3 million), while operating cash flows were ($281.5 million). Further, the Company does not use distributable earnings to measure its liquidity, as the Company uses other metrics to assess the Company’s liquidity (e.g., cash on hand). Rather the Company uses distributable earnings and its components to measure its performance as seen through the eyes of management.
The Company believes that the presentation of these non-GAAP financial measures, when viewed with our results under GAAP and the accompanying reconciliations, provides relevant and useful supplementary information to analysts, investors, lenders and our management in assessing the Company's performance and results from period to period. We respectively submit that we and those that follow our Company use distributable earnings per share information when evaluating the underlying operating performance of the Company's business, consistent with the manner in which management and analysts measure the Company's performance, as it removes the impact of items management believes are not reflective of underlying operating performance.

Och-Ziff Capital Management Group LLC
June 9, 2017

The Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions, need any additional information or wish to discuss any part of the Company’s responses, please call me at (212) 887-4810 or Erez Elisha, Chief Accounting Officer, at (212) 790-0169.

Very Truly Yours,

OCH-ZIFF CAPITAL MANAGEMENT GROUP LLC

/s/ Alesia J. Haas
By: Alesia J. Haas
Title: Chief Financial Officer and Executive Managing Director